Exhibit 99.1

Global Ship Lease Announces Strategic Combination with Poseidon Containers

Increases GSL’s asset base to over $1.2 billion on a charter-adjusted basis, brings latest generation new-design high reefer eco-widebeam vessels into the fleet and reduces average fleet age by three years

Doubles fleet size to 38 containerships in undersupplied mid-sized and smaller vessel segments

Reduces leverage, increases scale, and strengthens capabilities to execute growth strategy in attractive asset price environment

LONDON, October 29, 2018 – Global Ship Lease, Inc. (NYSE:GSL) (“GSL” or the “Company”), Poseidon Containers Holdings LLC and K&T Marine LLC (together “Poseidon Containers”), announced today that they have entered into a definitive merger agreement for a stock-for-stock transaction representing a total transaction value of over $780 million on an asset value basis to create a leading containership charter owner focused on mid-sized and smaller vessels. The combined company will have a fleet of 38 vessels with a total capacity of 198,793 TEU, an average fleet age weighted by TEU of 10.7 years, and contracted revenue of $528 million as of September 30, 2018.

Michael Gross, Chairman of Global Ship Lease, commented, “We are delighted to announce this transformative strategic transaction creating a market leader with an asset base of more than $1.2 billion in the mid-sized and smaller containership segments. This is an exciting new chapter for Global Ship Lease, and we believe that this combination and the growth potential that it unlocks will create value for all GSL stakeholders.”

Ian Webber, Chief Executive Officer of Global Ship Lease, added, “This attractive combination is the result of our strategic alternatives review process, enabling Global Ship Lease to double the size of our fleet, diversify and enlarge our portfolio of customers, improve our fleet age profile, reduce leverage, and significantly strengthen our ability to capitalize on compelling growth opportunities. Importantly, we will also benefit from the extensive operational and commercial capabilities that George Youroukos has separately established. This includes Technomar, an established industry leading ship management company with a proven track record of reliability and controlling vessel operating costs, and ConChart, an organization which will materially enhance our commercial coverage.”

George Youroukos, Chief Executive Officer of Poseidon Containers, concluded, “By combining the strengths of these two highly complementary organizations, Global Ship Lease will be in a position to achieve significant additional growth and to benefit substantially in a recovering market. The clear disconnect between supportive long-term supply/demand fundamentals and cyclically low asset prices represents a highly compelling opportunity to invest in mid-sized and smaller containerships. With a strong balance sheet, reduced leverage, committed growth capital, an established track record of high-quality operations, and a team with extensive US capital markets experience, we believe that the enhanced and expanded Global Ship Lease will be ideally suited to capture opportunities to achieve profitable growth and create long-term value for all stakeholders.”

Under the terms of the merger agreement, which was unanimously approved by a Special Committee of the Board of Directors and by the Board of Directors of Global Ship Lease, the Company will issue 24.045 million shares of Class A common stock and 0.250 million shares of Series C perpetual preferred stock, which are convertible into an aggregate of 103.642 million shares of Class A common stock. Affiliates of Kelso & Company L.P. will be the sole holder of the convertible preferred stock, which is not entitled to any preferred dividend payments other than those payable to common shareholders and represents approximately 49.2% of the voting power and approximately 56.4% of the economic interest in the Company. In addition, the currently issued and outstanding shares of Class B common stock of the Company will convert to shares of Class A common stock under the terms and conditions of the Company’s articles. The transaction values Global Ship Lease at $100 million, or $1.7825 per Class A common share, which is 105% higher than the closing price of $0.87 for the Class A common shares on October 26, 2018. Upon closing of the transaction, Poseidon Containers will contribute an additional $227 million in equity value, and as a result, members of Poseidon Containers are expected to own approximately 69.5% of the economic interest of the Company. The merger is expected to reduce the Company’s overall financial leverage to approximately 67% on a loan, net of cash, to charter-adjusted value basis.

George Youroukos will join the combined Company’s Board of Directors as Executive Chairman, leading the management team where Ian Webber will continue as Chief Executive Officer and Tom Lister as Chief Commercial Officer. Tassos Psaropoulos, currently Chief Financial Officer of Poseidon Containers, will join management as Chief Financial Officer. The transaction, which does not require any approvals from the Company’s shareholders, is subject to customary closing conditions and is expected to close in November 2018.

Upon the closing of the transaction, the Board of Directors of Global Ship Lease will be expanded to comprise eight directors, of whom two will be nominated by Poseidon, and three, including two independent directors, will be nominated by GSL. The remaining three independent directors have been selected jointly. Following the closing, CMA CGM will have a right to designate two of the GSL nominees to the Board of Directors for so long as CMA CGM holds at least 10% of the voting power (and one nominee for so long as it holds between 5-10% of the voting power).

Evercore is acting as exclusive financial advisor to the Company and Simpson Thacher & Bartlett LLP and Norton Rose Fulbright LLP are serving as the Company’s legal advisors. Credit Agricole is serving as financial advisor to Poseidon Containers and Seward and Kissel LLP is serving as legal advisor to Poseidon Containers. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to Kelso & Company L.P., the majority shareholder in Poseidon Containers.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the transaction on October, 30, 2018 at 10:00 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 2855409

Please dial in at least 10 minutes prior to 10:00 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through November 15, 2018 at (855) 859-2056 or (404) 537-3406. Enter the code 2855409 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

As of September 30, 2018, Global Ship Lease owned 19 vessels with a total capacity of 85,136 TEU and an average age, weighted by TEU capacity, of 13.7 years. All 19 vessels are fixed on time charters, 17 of which are with CMA CGM. The average remaining term of the charters at September 30, 2018 was 2.0 years or 2.4 years on a weighted basis.

About Poseidon Containers

Poseidon Containers is a leading independent owner of containerships with a diversified and fuel-efficient fleet of containerships. Poseidon Containers is privately held and was founded by George Youroukos, together with Kelso & Company L.P., and Maas Capital Investments B.V. Including its predecessor companies, it commenced business operations in December 2010.

As of September 30, 2018, Poseidon Containers owned 19 containerships consisting of four Handymax vessels, two Panamax vessels and 13 Post-Panamax vessels, of which nine are new-design eco wide beam, with an aggregate carrying capacity of 113,657 TEU and an average age, weighted by TEU capacity, of 8.5 years. The new design eco wide beam vessels represent 60.5% of the total fleet TEU capacity. The fleet employment profile is currently weighted towards short-term time charters with 16% on a TEU weighted average on longer term time charters and 84% on time charters of less than 12 months duration or operating in the spot market.

Important Information

The securities proposed to be issued as described in this press release have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase and securities, and shall not constitute an offer, solicitation or sale in any state or solicitation in which such offer, solicitation or sale would be unlawful.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Source: Global Ship Lease, Inc.

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